Exhibit 8

PRIVATE & CONFIDENTIAL

February 4, 2013

Special Committee of the Board of Directors

Learning Tree International, Inc.

1805 Library Street

Reston, VA 20190

Re: Mill Road Capital Reiteration of Indication of Interest to Take Learning Tree Private at $5.80 Per Share

Members of the Special Committee:

Mill Road Capital, L.P. (“Mill Road”) has been a shareholder of Learning Tree International, Inc. (“Learning Tree” or the “Company”) since 2009 and is currently the Company’s largest disclosed outside shareholder with an ownership position of approximately 6.3% of the Company’s outstanding common stock. We continue to believe that a sale of the Company is in the best interest of shareholders and are reiterating herein our indication of interest as outlined in our Letter to the Special Committee dated September 21, 2012. Our offer of $5.80 per share represents a premium of 22% to today’s closing share price.

We have committed substantial time and effort to understanding Learning Tree, both as a public shareholder and as a participant in the transaction process organized by the Board of Directors in the summer of 2011. We continue to have a serious interest in consummating a going private transaction and the funds readily available to do so. This is evidenced by:

•

Available Capital. Our firm has more than $400 million of committed equity capital of which nearly $200 million is currently available to invest—this is ample available capital to complete this transaction without outside equity or debt financing.

•

CEO Candidate. We are working with a senior manager who has significant industry experience and who we would appoint CEO at closing of this going private transaction and would invest in the transaction with us.

•

Significant Going-Private Experience. We have completed 4 going-private transactions in the last 4 years; the largest of these had a transaction value of more than $150 million (which is well in excess of the anticipated transaction value of Learning Tree). These 4 transactions are: Galaxy Nutritional Foods, Inc. (former ticker “GXYF”), Cossette, Inc. (former ticker “KOS”), Rubio’s Restaurants, Inc. (former ticker “RUBO”), and PRT Growing Services Ltd. (former ticker “PRT”).

382 Greenwich Avenue, Suite One • Greenwich, CT 06830 • (203) 987-3500

We are prepared and eager to work with you to execute a successful transaction. Due to our significant transaction experience, specifically with structures of this exact type, we are confident in our ability to execute any transaction expeditiously with minimal disruption to the operations of the business. We look forward to speaking with you soon. You may reach me at (203) 987-3505 or Thomas Lynch at (203) 987-3501.

Sincerely,

Mill Road Capital, L.P.

By:	/s/ Justin C. Jacobs
	Name:	Justin C. Jacobs
	Title:	Managing Director